Green Ninja



ANNUAL REPORT

421 Loreto St.

Mountain View, CA 94041

(650) 353-6520

http://www.greenninja.org

This Annual Report is dated April 22, 2022.

BUSINESS

Green Ninja (or the "Company") is a corporation organized under the laws of the state of California that sells educational curriculum and services. The Company sells a comprehensive science program to school districts directly. The product consists largely of three main components, a digital license to the online product, hard goods including materials kits and printed books, and professional training services. Sales are multi-year contracts that allow for a trusted relationship to take root and work together on community level, long term goals.

Green Ninja is a closely held, independently owned organization with no affiliation to other entities. Green Ninja's intellectual property is owned exclusively by Green Ninja. The top 3 reasons to invest are a proven product-market fit, ideal timing, and an experienced team.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $31,800.00

Number of Securities Sold: 1,500,000

Use of proceeds: Operations

Date: March 01, 2021

Offering exemption relied upon: Section 25102(f) - California Limited Offering Exemption Notice

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,109,169 up slightly compared to fiscal year 2020 revenue of $817,974. The increase in sales is attributed to both a marketing effort and an increase in confidence by administrators as students resumed in-person learning. The California market for science educational publishing materials essentially closed during the pandemic, 2020 sales were secured in advance of the pandemic's onset. We believe the return of students in the classroom and widespread vaccination programs are fostering a movement towards normalcy, and educators are revisiting curriculum needs. The California Department of Education was an early adopter of science programs, with the majority of the other US states expected to undergo their own adoption process between 2022 and 2024.

Cost of sales

Cost of sales in 2021 was $340,235 a decrease of approximately $202,657 from costs of $542,892 in fiscal year 2020. The reduction was largely due to customers consuming their materials kits purchased in 2020, in the current year. The pandemic remote learning environment meant that few hands-on activities were performed by students in 2020.

Gross margins

2021 gross profit increased by $493,851 over 2020 gross profit and gross margins as a percentage of revenues increased from 33.6% in 2020 to 63.3% in 2021. This improved performance was the result of the global pandemic. This drove sales to be high margin licensing without materials kits to support the hands-on learning aspects of the program.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services related to intellectual property. Expenses in 2021 increased $123,382 from 2020. Approximately $56,779 and $66,603 of this increase was due to increased product development and marketing spend respectively. The Company hired 1 full-time software developer and 2 part-time curriculum developers in 2021.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We believe the historical cash flows are not indicative of the revenue and cash flows expected for the future because we have been focused on fine-tuning the product to ensure it meets and exceeds our customers expectation. Past cash was primarily generated through sales which were expensive to acquire. We incurred some debt to support product development during the pandemic. Our goal is to expand the business outside of California and realize stable cost of goods, volume discounts, and a lower costs to acquire customers. We project future cash flow to be significantly higher in 2023, 2024 after the sales and marketing team have had the opportunity to launch a professional national campaign.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $534,263.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: World Centric

Amount Owed: $250,000.00

Interest Rate: 5.6%

Maturity Date: October 04, 2022

Creditor: World Centric

Amount Owed: $200,000.00

Interest Rate: 5.75%

Maturity Date: August 22, 2022

Creditor: SBA (Small Business Administration)

Amount Owed: $272,758.00

Interest Rate: 6.0%

Maturity Date: May 08, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Eugene Cordero

Eugene Cordero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director

Dates of Service: July 14, 2016 - Present

Responsibilities: Executive leadership, managing the organization. Eugene does not take a salary. Eugene splits his time between Green Ninja and teaching, however, his majority focus is on Green Ninja. Currently, Eugene's primary salary comes from teaching and he does not have any future plans to leave teaching. As Green Ninja grows, the company may buy out a portion of Eugene's teaching load (e.g. reduce course load at $25k/year) however, this will depend on the growth of the company. Currently, Eugene finds a value and synergy between his active teaching and the work developed for education at Green Ninja as he keeps an active research program.

Position: Secretary

Dates of Service: July 14, 2016 - Present

Responsibilities: Meeting minutes, bylaw compliance , custodian of corporate records including share issuance

Position: Agent of Service

Dates of Service: February 01, 2018 - Present

Responsibilities: Receives legal correspondence

Other business experience in the past three years:

Employer: San Jose State University

Title: Professor

Dates of Service: September 01, 2002 - Present

Responsibilities: Researcher and professor of Meteorology and Climate Science.

Name: Leah Tremblay

Leah Tremblay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: June 15, 2021 - Present

Responsibilities: Manage cash flow, capital structure, financing and third party financial relationships. Leah's salary is $109,000. Leah was previously Director of Business Development. Her responsibilities in this position were identifying strategic growth opportunities and relationships. Leah served in that role from 9/1/2018 - 6/14/2021. Leah also previously served as Agent of Service, receiving legal correspondence from 7/1/2016 - 2/1/2018.

Other business experience in the past three years:

Employer: Fox Factory Inc

Title: Sr Accountant

Dates of Service: October 01, 2016 - September 01, 2018

Responsibilities: Sox Compliance Consultant

Name: Brett Hicks

Brett Hicks 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Sales

Dates of Service: January 01, 2022 - Present

Responsibilities: Establish and execute the national sales plan. Brett's salary is $100,000.

Other business experience in the past three years:

Employer: Universal Publishing

Title: National Sales Director

Dates of Service: January 01, 2018 - December 31, 2021

Responsibilities: Recruit and train regional team, develop and executing marketing and sales strategies, create and implement new business development plans.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Eugene Cordero

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 77.27

RELATED PARTY TRANSACTIONS

ame of Entity: Eugene Cordero

Relationship to Company: Director

Nature / amount of interest in the transaction: The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000.

Material Terms: The notes have been assigned to Green Ninja. The notes bear an interest rate from 4.25% to 5.75% and has a maturity date in 2022. As of December 31, 2021, and December 31, 2020, the outstanding balances were $449,500 and $600,000, respectively.

OUR SECURITIES

The company has authorized Voting Common Stock, and Non-voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,244,186 of Non-voting Common Stock.

Voting Common Stock

The amount of security authorized is 100,000,000 with a total of 11,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 of shares to be issued pursuant to stock options issued.

Non-voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-voting Common Stock.

Material Rights

There are no material rights associated with Non-voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our K-5 science program. Delays or cost overruns in the development of our K-5 science program and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Green Ninja was formed on July 14, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Green Ninja has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Green Ninja is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Green Ninja or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Green Ninja could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's Chief Executive Officer also is employed as a teacher by San Jose State University.

The Company's CEO. Eugene Cordero splits his time between Green Ninja and teaching, however, his majority focus is on Green Ninja. Currently, Eugene's primary salary comes from teaching and he does not have any future plans to leave teaching. As Green Ninja grows, the company may buy out a portion of Eugene's teaching load (e.g. reduce course load at $25k/year) however, this will depend on the growth of the company. Currently, Eugene finds a value and synergy between his active teaching and the work developed for education at Green Ninja as he keeps an active research program.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2022.

Green Ninja

By /s/ *Eugene Cordero*

      Name: Green Ninja

      Title: CEO & Director

Exhibit A

FINANCIAL STATEMENTS

GREEN NINJA

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Green Ninja
Mountain View, California

We have reviewed the accompanying financial statements of Green Ninja (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 2, 2022
Los Angeles, California

GREEN NINJA
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 534,263	$ 654,913
Acccount receivables, net	80,468	3,558
Inventories	13,589	7,822
Total current assets	**628,320**	**666,293**
Intangible assets	40,000	-
Total assets	**$ 668,320**	**$ 666,293**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 17,109	$ -
Current portion of loans and notes	503,296	53,796
Deferred Revenue	831,045	585,060
Accured Interest on Promissory Notes and Loans	72,852	66,896
Other current liabilities	23,821	42,091
Total current liabilities	**1,448,123**	**747,843**
Promissory Notes and Loans	218,962	860,898
Total liabilities	**1,667,086**	**1,608,741**
STOCKHOLDERS EQUITY		
Common Stock	1,000	850
Additional Paid In Capital	69,021	64,250
Retained earnings/(Accumulated Deficit)	(1,068,787)	(1,007,548)
Total stockholders' equity	**(998,766)**	**(942,448)**
Total liabilities and stockholders' equity	**$ 668,320**	**$ 666,293**

See accompanying notes to financial statements.

GREEN NINJA

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 1,109,169	$ 817,974
Cost of goods sold	340,235	542,892
Gross profit	768,933	275,082
Operating expenses		
General and administrative	693,140	636,361
Sales and marketing	89,401	22,798
Total operating expenses	782,541	659,159
Operating income/(loss)	(13,608)	(384,077)
Interest expense	38,147	38,051
Other Loss/(Income)	8	160
Income/(Loss) before provision for income taxes	(51,763)	(422,288)
Provision/(Benefit) for income taxes	9,476	30,194
Net income/(Net Loss)	**$ (61,239)**	**$ (452,481)**

See accompanying notes to financial statements.

GREEN NINJA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	8,500,000	**$ 850**	**$ 58,195**	**$ (555,067)**	**$ (496,022)**
Capital contribution		-	6,055		6,055
Net income/(loss)				(452,481)	(452,481)
Balance—December 31, 2020	8,500,000	850	64,250	$ (1,007,548)	**$ (942,448)**
Issuance of Stocks	1,500,000	150	4,246		4,396
Share-Based Compensation			526		526
Net income/(loss)				(61,239)	(61,239)
Balance—December 31, 2021	**10,000,000**	**$ 1,000**	**$ 69,021**	**$ (1,068,787)**	**$ (998,766)**

See accompanying notes to financial statements.

GREEN NINJA

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(61,239)	$	(452,481)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based compensation		526		-
Changes in operating assets and liabilities:				
Account receivables, net		(76,910)		3,865
Inventory		(5,766)		9,915
Account payables		17,109		(52)
Deferred revenue		245,985		585,060
Accured Interest on Promissory Notes and Loans		5,956		66,896
Other current liabilities		(18,269)		(24,503)
Net cash provided/(used) by operating activities		**107,390**		**188,700**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(40,000)		-
Net cash provided/(used) in investing activities		**(40,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		4,396		6,055
Repayment of Promissory Notes and Loans		(192,436)		314,694
Net cash provided/(used) by financing activities		**(188,040)**		**320,749**
Change in cash		(120,650)		509,450
Cash—beginning of year		654,913		145,464
Cash—end of year	$	**534,264**	$	**654,913**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	38,147	$	38,051
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Green Ninja was incorporated on July 16, 2016, in the state of California. The financial statements of Green Ninja (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mountain View, California.

Green Ninja is the only environmentally focused science curriculum in the country. It serves middle school grades 6th–8th. The program is a unique combination of real-world, project-based learning that provides complete coverage of the new Next Generation Science Standards (NGSS). The Green Ninja approach is an 80/20 balance of hands-on and technology. Green Ninja offers online lessons, printed books, activity kits, video games, an animation series, and an annual film festival.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $284,263 and $404,913, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished good are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark filing and related attorney fees. Trademark costs are indefinitely lived.

Income Taxes

Green Ninja is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale from license fee charging for using of the program.

Cost of sales

Costs of goods sold include the cost of kits, print materials, devices, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020, amounted to $89,401 and $22,798, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, compensation - stock compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>COVID-19</u>

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 2, 2022, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	13,589	7,822
Total Inventories	**$ 13,589**	**$ 7,822**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued payable	8,988	16,321
Tax Payable	14,110	25,769
Other current liabilities	723	
Total Other Current Liabilities	**$ 23,821**	**$ 42,091**

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Trademark	$ 40,000	
Intangible assets, Net	**$ 40,000**	

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 110,000,000 shares of common shares with par value of $0.0001. The common stock is divided into two separate series of which 100,000,000 shares are voting common stock and 10,000,000 are non-voting. As of December 31, 2021, and December 31, 2020, 10,000,000 shares and 8,500,000 have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the stock option plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its common stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	35%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-		-
Exercisable Options at December 31, 2020	-		-
Granted	617,625	$ 0.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	617,625	$ 0.00	9.43
Exercisable Options at December 31, 2021	617,625	$ 0.00	9.43

Stock option expense for the years ended December 31, 2021, was $526.

8. DEBT

Promissory Notes & Loans

The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000. The notes have been assigned to Green Ninja. The details of those notes, as well as SBA loan, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -World Centric	$ 150,000	4.25%	11/27/2017	11/27/2022	$ 6,375	$ 6,375	$ -	$ -	$ -	$ 6,375	$ 6,375		$ 150,000	$ 150,000
Promissory Note -World Centric	$ 250,000	5.60%	10/4/2018	10/4/2022	$ 14,000	$ 14,000	$ 249,500	$ -	$ 249,500	$ 14,000	$ 14,000		$ 250,000	$ 250,000
Promissory Note -World Centric	$ 200,000	5.75%	8/22/2019	8/22/2022	$ 11,500	$ 11,500	$ 200,000	$ -	$ 200,000	$ 11,500	$ 11,500		$ 200,000	$ 200,000
SBA Loan	$ 306,906	6.00%	5/8/2020	5/8/2027	$ 18,414	$ 18,414	$ 53,796	$ 218,962	$ 272,758	$ 18,414	$ 18,414	$ 53,796	$ 260,898	$ 314,694
Total	$ 906,906				$ 50,289	$ 50,289	$ 503,296	$ 218,962	$ 722,258	$ 50,289	$ 50,289	$ 53,796	$ 860,898	$ 600,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 503,296
2023	21,896
2024	21,896
2025	21,896
2026	21,896
Thereafter	131,377
Total	**$ 722,258**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (18,274)	$ (60,023)
Valuation Allowance	18,274	60,023
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (168,316)	$ (150,042)
Valuation Allowance	168,316	150,042
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $564,061, and the Company had state net operating loss ("NOL") carryforwards of approximately $564,061. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000. The notes have been assigned to Green Ninja. The notes bear an interest rate from 4.25% to 5.75% and has maturity date in 2022. As of December 31, 2021, and December 31, 2020, the outstanding balances were $449,500 and $600,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 27, 2019, the company entered into a lease agreement with CustomSpace. The base rent is $592 per month, and it is on month-to-month basis. Rent expenses were in the amount of $11,261 and $14,965, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 2, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Eugene Cordero , Principal Executive Officer of Green Ninja , hereby certify that the financial statements of Green Ninja included in this Report are true and complete in all material respects.

Eugene Cordero

CEO & Director